August 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 4631
Washington, DC 20549

Attn: Erin Jaskot

Re:	American BriVision (Holdings) Corp.
Request for Acceleration of Registration Statement on Form S-1, as amended Filed August 7, 2019
File 333-228387

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Boustead Securities, LLC, as representative of the underwriters, hereby joins American BriVision (Holdings) Corp. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 pm, Eastern Time, on August 7, 2019, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: August 6, 2019.
(ii)	Dates of distribution: August 6, 2019 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: one.
(iv)	Number of prospectuses so distributed: zero.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO